FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of April 2003 (April 30, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated April 30, 2003.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


					THE NEWS CORPORATION LIMITED



Date:	April 30, 2003			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





				EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated April 30, 2003.						6


































EXHIBIT A


News Corporation

N E W S  R E L E A S E
For Immediate Release				 Contact: Andrew Butcher +1 212 852 7070
							  Alison Clark +44 207 782 6017


News Corporation And Telecom Italia Complete Acquisition Of Telepiu

Telepiu and Stream Merged And Renamed Sky Italia
______________________

NEW YORK (April 30, 2003): News Corporation and Telecom Italia today completed the acquisition of Vivendi Universal's Telepiu satellite pay TV platform in Italy. Telepiu and Stream have merged and the combined platform has been renamed Sky Italia, which is 80.1 percent-owned by News Corporation and 19.9 percent-owned by Telecom Italia. The merged platform has more than 2 million subscribers throughout Italy and annual revenues of approximately 1 billion euros.

The transaction, which values Telepiu at 871 million euros, includes
457 million euros cash (including a 13 million euros downward adjustment for accounts payable) and the assumption of 414 million euros in debt.

As part of the acquisition, all litigation between the parties, including Stream's litigation against Telepiu and Vivendi
Universal subsidiary Canal+'s litigation against NDS, was terminated.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of December 31, 2002 of approximately US$42 billion and total annual revenues of approximately US$16 billion. News
Corporation is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Continental Europe, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com